July 1, 2009

Ellis F. Rinaldi, Esq.
Executive Vice President & General Counsel
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

> **Re: Starwood Property Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 5, 2009**
> **File No. 333-159754**

Dear Mr. Rinaldi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide prior performance tables, as specified by Item 8 of Industry Guide 5, or tell us why you believe this information is not applicable to your filing.

4.   We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please note that we have referred your disclosure to the Division of Investment Management for further review.

5.   We note that SPT Investment, LLC has agreed to acquire shares of your common stock in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Prospectus Cover Page

6.   Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. For example, details about Mr. Sternlicht's experience with Starwood Capital Group and its affiliates are more appropriate for the prospectus summary and the body of the prospectus.

Summary, page 1

7.   The prospectus summary contains a lengthy description of your business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus. At a minimum, please revise to substantially limit the summary disclosure under the following headings:

- Market Opportunities

- Our Manager's Competitive Strengths

- Our Investment Strategy

- Investment Guidelines

- Investment Committee

- Risk Management

     Refer to Item 503(a) of Regulation S-K, which states that the summary should be brief.

8.   Much of the disclosure about your manager under "Our Company" is repeated on the next page under "Our Manager and Starwood Capital Group." Please revise to eliminate repetitive disclosure.

Our Manager's Competitive Strengths, page 5

9.   Please provide us with support for the following statement: "Our Manager's executive team has managed funds through multiple recessions and market downturns with successful results."

Our Target Assets, page 8

10.   In this section and in your "Use of Proceeds" section, please provide your anticipated holdings in each target asset class.

Our Financing Strategy, page 9

11.   We note that you have disclosed significant uncertainties regarding the availability of financing under the PPIP and TALF programs. Please revise to clarify how you intend to finance acquisition of your target assets in the short term and whether delays and uncertainties associated with government funding programs may cause you to postpone your initial acquisitions until funding is available through these programs.

Leverage Policies, page 11

12.   We note that you intend to employ "prudent" leverage to finance your investments. Please revise your disclosure to quantify the amount of leverage that your manager considers to be prudent, along with the maximum amount you expect to utilize. Similarly, we note from your risk factor disclosure on page 38 that you initially anticipate using only "moderate" leverage. Please revise your disclosure to quantify the amount of leverage that your manager considers to be moderate.

Investment Committee, page 12

13.   Please disclose how often the periodic review of your investment portfolio and compliance with your investment guidelines is expected to take place.

Summary Risk Factors, page 14

14.   Refer to the fourth bullet point on page 15. Please add that there are no limitations on your leverage ratio. We note your related disclosure on page 11.

Management Agreement, page 16

15.   Refer to your fee table on page 18. In the incentive fee portion of the table, we note your example that shows that net income will be offset by past net losses. Please confirm, if true, that net income will not be offset by future net losses, even though the fee is payable in arrears. For example, if you have net income in one quarter (Q1) followed by a net loss the next quarter (Q2), clarify whether you will still pay an incentive fee for Q1.

16.   Refer to your disclosure regarding the fee waiver. Please disclose specifically which fees will be waived. For example, with respect to the management fee it is not clear how stockholders equity would be reduced in a manner that reflects the fee waiver.

17.   Please disclose how you will calculate the termination fee if the management agreement is terminated prior to the 24-month mark.

Conflicts of Interest and Related Policies, page 19

18.   Refer to the last sentence of the first paragraph on page 20. Please explain what you mean by "capital *required* for any proposed investment" (emphasis added).

The Offering, page 24

19.   *Distribution Policy.* We note that you may make your initial distribution prior to the time that you have fully invested the net proceeds from this offering in your target assets. Please revise to clarify that you may fund such distributions from the net proceeds of this offering, consistent with your disclosure on page 70. Also, please refer to this payment as a distribution rather than a dividend since it could be paid from sources other than cash flows from operations.

Liability relating to environmental matters…, page 52

20.   Please explain why you have included this risk factor, since it relates to
        properties. We note that properties are not included in your target asset classes.

Use of Proceeds, page 69

21.   Please describe in greater detail the short term investments (other than money
        market accounts) that the company may invest in prior to the full investment of
        the offering proceeds.

Distribution Policy, page 74

22.   We note that you may fund your distributions out of offering proceeds. Please
        add risk factor disclosure to address the related risks, specifically the effect it
        would have on cash available for investing purposes and for distribution purposes,
        as well as the potential dilution effects. In addition, please state that funding
        distributions from offering proceeds could constitute a return of capital, which
        would have the effect of reducing the shareholder's basis in your stock.

Our Company, page 87

23.   Please revise to identify the Manager's other funds that have investment
        objectives similar to yours.

Residential Mortgage Loans, page 90

24.   We note that you expect to utilize Starwood Capital Group's joint venture
        platform. Please expand your disclosure to describe how this platform will enable
        you to identify opportunities and better underwrite your investments.

Our Manager's Competitive Strengths, page 90

25.   We refer to your statement that you believe you will benefit from the "deep
        experience and significant expertise" of your manager's executive team. It
        appears from your disclosure that much of your manager's experience relates to
        investing directly in residential and commercial properties, as opposed to
        mortgage-backed securities and mortgage loans. As it is not your intent to invest
        directly in residential and commercial properties, please clarify how such
        experience will assist you in investing in mortgage-backed securities and
        mortgage loans. Please also clarify, here and elsewhere throughout the
        prospectus, your manager's experience in investing in your target asset classes.

Our Investment Strategy, page 92

26.	Please revise the second bullet point to describe this aspect of your strategy in clear, plain language. Also, briefly explain how you will achieve the goals of sustainable cash flow, residual value, and sustainable yield.

27.	In the first full paragraph on page 93, you state that your manager will employ a "bottom-up" approach to asset and security valuation. Please expand your disclosure to explain this approach in greater detail.

Targeted Asset Classes, page 93

28.	Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Conflicts of Interest with Related Parties, page 104

29.	Please revise to describe the potential conflicts of interests relating to the manner of determining the management fee and the incentive fee. Considering that these fees are based on retained earnings and net income, they may create an incentive for your manager to invest in more risky assets to increase your short-term net income and thereby increase the fees it earns. Please also add related risk factors, as appropriate.

30.	Please explain in greater detail the opportunity allocation provisions that will apply to you. Disclosure on page 1 of the prospectus suggests that your co-investment right will be the inverse of the rights of the Starwood private real estate funds, but the allocation provisions applicable to you are not expressly described in this section. Clarify what factors will determine your investment percentage within the range of 67.5% to 90%. Expand the disclosure to provide an example of how this allocation provision will work. Also, please clarify whether these allocation provisions are included in your bylaws or some other contractual agreement and identify the other parties to any such agreement.

31.	Refer to the second full paragraph on page 105. We note that you expect your board to adopt a policy that prohibits the directors and officers of your Manager from investing more than $10 million in your target assets for their own account, which presumably means that they could invest up to $10 million. You also state that your code of business conduct and ethics prohibits your directors and officers and personnel of Starwood Capital Group who provide services to you from engaging in any transaction that involves an actual conflict of interest. Please explain how you will ensure that an investment of up to $10 million by the directors and officers of your Manager will not be considered a conflict of interest. We note your related risk factor disclosure on page 27 that such investments may present certain conflicts of interest.

Our Manager and the Management Agreement

"Starwood" License Agreement, page 126

32. You disclose that you entered into a license agreement with Starwood Capital Group Global, L.P. pursuant to which it has granted you a non-exclusive, royalty-free license to use the name and trademark "Starwood." Please tell us how you determined the appropriate accounting treatment for this license. Please tell us what guidance you considered/relied upon in determining not to reflect this license agreement in your financial statements.

Description of Capital Stock, page 132

33. The statement that all of the common stock offered will be "duly authorized, fully paid and nonassessable" is a legal conclusion that you are not qualified to make. Please revise to disclose that you have received an opinion of counsel to this effect and file counsel's consent to be named in this section or delete the statement.

U.S. Federal Income Tax Considerations

Taxation of Starwood Property Trust, Inc., page 147

34. We note that you intend to elect to be taxed as a REIT commencing with your taxable year ending December 31, 2009. Please revise the description of the tax opinion to clarify that counsel has opined on your REIT status commencing with the same taxable year.

Item 36. Financial Statements and Exhibits, page II-3

35. Please file your legal and tax opinions with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective, and we may have comments.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.


Sincerely,

Karen J. Garnett
Assistant Director


cc: <u>Via Facsimile</u>
  David J. Goldschmidt, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP
  (212) 777-3574